Exhibit 99.1

January 14, 2013

Luxfer Declares Quarterly Dividend

SALFORD, England—(BUSINESS WIRE)—Luxfer Group (NYSE:LXFR), the global materials technology company, today announced that its Board of Directors declared an interim dividend of $0.10 per American Depositary Share ($0.20 per ordinary share) for the fourth quarter of 2012. The dividend will be payable on February 6, 2013, to shareholders of record on January 25, 2013.

Payment of dividends: All holders of NYSE-listed American Depositary Shares will be paid in U.S. dollars through the Depositary Bank, Bank of New York Mellon, net of its fees.

For holders of ordinary shares, the dividend will be paid directly by the Company. Payment will be made in U.S. dollars, but holders of ordinary shares can elect to receive their dividend payment in respect of those ordinary shares in pounds sterling. If a holder of ordinary shares has previously requested and received a dividend payment in pounds sterling, they will receive this dividend for the fourth quarter of 2012 in pounds sterling unless an election in writing to change the currency of payment is received by the Company Secretary by January 23, 2013. Holders of ordinary shares electing to receive their dividend in pounds sterling will have the U.S. dollar amount converted to pounds sterling at the spot rate reported in the Financial Times for the record date.

About Luxfer
Luxfer (NYSE: LXFR) is a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and gas cylinders to customers in a broad range of growing end-markets. Luxfer´s key end-markets are environmental, healthcare, protection and specialty technologies. Please visit www.luxfer.com for more information.

Luxfer Contact:
Dan Stracner
Tel: (951) 341-2375 or
Email: dan.stracner@luxfer.net